United States securities and exchange commission logo





                          July 27, 2023

       Hui Chen
       Chief Executive Officer
       Quetta Acquisition Corporation
       1185 Avenue of the Americas, Suite 301
       New York, NY 10036

                                                        Re: Quetta Acquisition
Corporation
                                                            Amendment No. 1 to
Draft Registration Statement on Form S-1
                                                            Submitted July 14,
2023
                                                            CIK No. 0001978528

       Dear Hui Chen:

              We have reviewed your amended draft registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing the information you provide in response to this comment and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
       July 11, 2023 letter.

       Amendment No. 1 to Draft Registration Statement on Form S-1 Submitted July 14, 2023

       General

   1. We note your response to comment 3. Please update your disclosure related to Yotta
                                                        Acquisition Corporation
  s merger with NaturalShrimp Incorporated, including when you expect the business
combination to be consummated.
 Hui Chen
FirstName  LastNameHui  Chen
Quetta Acquisition Corporation
Comapany
July       NameQuetta Acquisition Corporation
     27, 2023
July 27,
Page  2 2023 Page 2
FirstName LastName
       You may contact Paul Cline at 202-551-3851 or Kristina Marrone at 202-551-3429 if you
have questions regarding the financial statements and related matters. Please contact Ronald
(Ron) E. Alper at 202-551-3329 or Brigitte Lippmann at 202-551-3713 with any other questions.



                                                         Sincerely,

                                                         Division of
Corporation Finance
                                                         Office of Real Estate
& Construction
cc:      Giovanni Caruso